
07005170

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III


SEC MAIL PROCESSING
RECEIVED
MAR 2 0 2007
WASH. D.C.
210

SEC FILE NUMBER
8- 53591

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Passco Capital, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

96 Corporate Park #200
(No. and Street)

Irvine	CA	92606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas B. Jahncke — 949 442-1000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Balser, Horowitz, Frank & Wakeling
(Name – *if individual, state last, first, middle name*)

1551 N. Tustin Ave., #1010	Santa Ana	CA	92705
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 0 9 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas B, Jahncke, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Passco Capital, Inc., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

President

Title

Notary Public


GAIL LEIST
Commission # 1486564
Notary Public - California
Orange County
My Comm. Expires May 25, 2008

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PASSCO CAPITAL, INC.

INDEPENDENT AUDITORS' REPORT

December 31, 2006 and 2005

PASSCO CAPITAL, INC.

December 31, 2006 and 2005

TABLE OF CONTENTS

BALSER, HOROWITZ, FRANK & WAKELING
AN ACCOUNTANCY CORPORATION
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Passco Capital, Inc.
Irvine, California

We have audited the accompanying statements of financial condition of Passco Capital, Inc. (the Company) as of December 31, 2006 and 2005, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Passco Capital, Inc. as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 9 through 14 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial requirements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Balser, Horowitz, Frank & Wakeling

BALSER, HOROWITZ, FRANK & WAKELING
An Accountancy Corporation
Santa Ana, California
January 18, 2007

1551 N. TUSTIN AVE., SUITE 1010 SANTA ANA, CALIFORNIA 92705
TELEPHONE (714) 543-1010 • FAX (714) 543-1567
MEMBERS: AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS AND CALIFORNIA SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS

PASSCO CAPITAL, INC.

STATEMENTS OF FINANCIAL CONDITION
December 31, 2006 and 2005

ASSETS

	2006	2005
Assets		
Cash and cash equivalents	$ 83,262	$ 76,435
Commissions receivable	-	5,000
Income taxes receivable	4,762	-
Total assets	$ 88,024	$ 81,435

LIABILITIES AND STOCKHOLDER'S EQUITY

	2006	2005
Liabilities		
Accounts payable	$ 900	$ 19,646
Income taxes payable	-	8,884
Total liabilities	900	28,530
Stockholder's Equity		
Common stock, no par value, 10,000 shares authorized, 1,000 shares issued and outstanding	10,000	10,000
Additional paid in capital	8,000	8,000
Retained earnings	69,124	34,905
Total stockholder's equity	87,124	52,905
Total liabilities and stockholder's equity	$ 88,024	$ 81,435

See accompanying notes and independent auditors' report

PASSCO CAPITAL, INC.

STATEMENTS OF INCOME
For the Years Ended December 31, 2006 and 2005

	2006	2005
Revenue		
Sales commissions	$ 8,242,222	$ 8,273,999
Due diligence fee	570,634	608,204
Legal underwriter fee	618,854	641,464
Marketing allowance	1,241,071	1,325,257
Total revenue	10,672,781	10,848,924
Operating Expenses		
Broker dealer expenses	13,625	7,667
Commissions	7,689,403	8,208,087
Consulting fees	1,282,787	1,171,634
Due diligence	555,756	280,937
Marketing allowance	1,051,665	1,120,622
Miscellaneous fees	701	-
Office expenses	22,775	18,663
Outside services	16,740	14,118
Penalties	-	45
Total operating expenses	10,633,452	10,821,773
Income before provision for income taxes	39,329	27,151
Provision for income taxes	5,110	9,849
Net income (loss)	$ 34,219	$ 17,302

See accompanying notes and independent auditors' report

PASSCO CAPITAL, INC.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
For the Years Ended December 31, 2006 and 2005

	Common	Additional	Accumulated	Total
Balances, December 31, 2004	10,000	8,000	17,603	35,603
Net income	-	-	17,302	17,302
Balances, December 31, 2005	10,000	8,000	34,905	52,905
Net income	-	-	34,219	34,219
Balances, December 31, 2006	$ 10,000	$ 8,000	$ 69,124	$ 87,124

See accompanying notes and independent auditors' report

PASSCO CAPITAL, INC.
STATEMENTS OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF CREDITORS
December 31, 2006 and 2005

As of the audited years ended December 31, 2006 and 2005, no subordinated liabilities or agreements exist in the financial statements of Passco Capital, Inc.

PASSCO CAPITAL, INC.

STATEMENTS OF CASH FLOWS
For the Year Ended December 31, 2006 and 2005

	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 34,219	$ 17,302
Changes in operating assets and liabilities:		
Change in commissions receivable	5,000	(5,000)
Change in taxes receivable	(4,762)	-
Change in accounts payable	(18,746)	19,646
Change in income taxes payable	(8,884)	8,150
Net cash change from operating activities	6,827	40,098
Net change in cash and cash equivalents	6,827	40,098
Cash and cash equivalents at beginning of period	76,435	36,337
Cash and cash equivalents at end of period	$ 83,262	$ 76,435

There were no investing or financing activities for the years ended December 31, 2006 and 2005.

Supplemental Disclosures of Cash Flow Information

	2006	2005
Cash paid for:		
Interest	$ -	$ -
Income taxes	$ 9,872	$ 890

PASSCO CAPITAL, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005

Note 1 - Summary of Significant Accounting Policies

Organization and nature of business

The Company, a California corporation, was incorporated on March 16, 1998 and adopted a fiscal year of December 31. It maintains its principal and only active office in Irvine, California.

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). Operations are pursuant to the (K)(2)(i) exemptive provision of SEC Rule 15c3-3 and it does not hold customer funds or securities. The business consists of the offering and sale of undivided tenant-in-common interests.

Cash and cash equivalents

For the purposes of the statement of cash flows, the Company considers all temporary cash investments purchased with a maturity of three months or less to be cash equivalents.

Concentrations of credit risk

The Company maintains one bank account, the balance of which may, at times, be in excess of Federal Deposit Insurance Corporation (FDIC) limits. The Company has not experienced any losses in this account. Management does not believe that the Company is exposed to any significant credit risk in connection with cash and cash equivalents.

Income taxes

The provision for taxes and related asset or liability includes Federal and State of California income taxes.

Financial statement estimates and assumptions

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

Note 2 - Net Capital Requirements

The Company is subject to a $5,000 minimum capital requirement under SEC Rule 15c3-1, which requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Net capital and related capital ratio fluctuate on a daily basis; however, at December 31, 2006 and 2005, the Company had net capital of $87,124 and $47,905, respectively, which was $82,124 and $42,905 in excess of its required minimum net capital of $5,000 and $5,000. The Company's aggregate indebtedness to net capital ratio was 1% and 54% at December 31, 2006 and 2005, respectively.

Note 3 - Related Parties

During 2005, the Company was sold to Passco Companies, LLC. Passco Companies, LLC is partially owned by a majority stockholder, Passco Real Estate Enterprises, Inc., a California Corporation.

The Company received commissions from Passco Companies, LLC, and affiliates of this entity totaling $8,242,222 and $8,273,999, respectively, from the sale of undivided tenant-in-common interests for the years ended December 31, 2006 and 2005.

The Company had entered into an expense sharing agreement with Passco Real Estate Enterprises, Inc., under which Passco Real Estate Enterprises, Inc. would be responsible for the rent, utilities, telephone, postage, copies, and office supplies of the Company. Effective October 1, 2005, the Company entered into a new expense sharing agreement on the same terms with Passco Companies, LLC. During the years ended December 31, 2006 and 2005, the Company paid $1,282,787 and $1,171,634, respectively, for consulting fees not related to the expense agreements.

Note 4 - Income Taxes

The provision for income taxes for the years ended December 31, 2006 and 2005 consists of the following:

	2006	2005
Federal	$ 2,848	$ 6,270
State	2,262	3,579
Total	$ 5,110	$ 9,849

PASSCO CAPITAL, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
December 31, 2006 and 2005

Computation of Net Capital

	2006	2005
Total stockholder's equity	$ 87,124	$ 52,905
Deduct stockholder's equity not allowable for net capital	5,000	5,000
Net capital	$ 82,124	$ 47,905

Aggregate Indebtedness

	2006	2005
Items included in statement of financial condition:		
Payable to brokers and dealers	$ -	$ 19,646
Other accounts payable	900	8,884
Total aggregate indebtedness	$ 900	$ 28,530

Computation of Basic Net Capital Requirement

	2006	2005
Minimum net capital required: Company	$ 5,000	$ 5,000
Excess net capital at 1,500 percent	77,124	42,905
Ratio: Aggregate indebtedness to net capital	.01 to 1	.60 to 1
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 82,124	$ 47,905

No material differences were noted between the Company's unaudited filing of Part IIA of the Focus Report and the computation of net capital noted above.

PASSCO CAPITAL, INC.
STATEMENTS UNDER RULE 17a-5(d)(4) OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2006 and 2005

The audits disclosed no violation of the net capital requirements, financial, and/or record-keeping problems. There were no material variations in the financial data reported on the unaudited Form X-17A-5 Part IIA dated December 31, 2006 and 2005, with the final audit report attached.

PASSCO CAPITAL, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
December 31, 2006 and 2005

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act under Section k(i), since it promptly transmits all funds and delivers all securities received in connection with its activities as a broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

PASSCO CAPITAL, INC.
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2006 and 2005

Not applicable

BALSER, HOROWITZ, FRANK & WAKELING

AN ACCOUNTANCY CORPORATION

CERTIFIED PUBLIC ACCOUNTANTS

January 18, 2007

To the Board of Directors
Passco Capital, Inc.
Irvine, California

In planning and performing our audits of the financial statements and supplemental information of Passco Capital, Inc. (the Company) for the years ended December 31, 2006 and 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and its practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1551 N. TUSTIN AVE., SUITE 1010 SANTA ANA, CALIFORNIA 92705

TELEPHONE (714) 543-1010 • FAX (714) 543-1567

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 and 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Balser, Horowitz, Frank & Wakeling

BALSER, HOROWITZ, FRANK & WAKELING
An Accountancy Corporation
Santa Ana, California
January 18, 2007

END